

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Geoffrey G. Gilmore
Chief Executive Officer
Worthington Steel, Inc.
100 Old Wilson Bridge Road
Columbus, OH 43085

> **Re: Worthington Steel, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form 10-12B**
> **Submitted August 25, 2023**
> **CIK No. 0001968487**

Dear Geoffrey G. Gilmore:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form 10-12B

Capitalization, page 42

1. Please address the following in the capitalization section:
   - The introductory paragraph under this heading states the capitalization table sets forth your cash and [cash] equivalents and capitalization as of May 31, 2023 on a pro forma basis to give effect to the Transactions, as defined in "Summary Historical and Pro Forma Combined Financial Data". Please revise such that the introductory paragraph briefly describes all transactions for which you are adjusting.
   - Please double underline the cash and cash equivalents amounts to highlight that these amounts are not included in total capitalization.

<u>Unaudited Pro Forma Combined Statement of Earnings, page 46</u>

2.	In the Transaction Accounting Adjustments column, it appears the sub-totals for earnings before income taxes and net earnings, and the total for net earnings attributable to controlling interest do not add up correctly. Please revise the disclosures as appropriate.

<u>Notes to Unaudited Pro Forma Combined Financial Statements, page 47</u>

3.	Refer to Transaction Accounting Adjustment (a) which reflects the effects of your anticipated post-separation capital structure, including $150.0 million cash distribution to Parent, which is expected to be funded through $550.0 million senior secured revolving credit facility, anticipated to be executed in connection with the separation. Please disclose if the separation transaction is conditional on the receipt of the debt proceeds. If not, disclose how you determined the receipt of the debt proceeds is probable such that these adjustments are appropriately presented in the pro forma financial statements based on the requirement of Rule 11-01(a)(8) of Regulations S-X.

	You may contact Stephany Yang at 202-551-3167 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:	Cathy Birkeland